December 20, 2010

Via EDGAR

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Charles & Colvard, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 0-23329

Dear Mr. Thompson:

As our outside legal counsel at Smith Anderson discussed with Ms. Guobadia of your office, this letter is to confirm to you that Charles & Colvard, Ltd. (the “Company”) is in receipt of your comment letter dated December 17, 2010, with respect to the above-referenced filings made by the Company with the Securities and Exchange Commission, and to further inform you that the Company intends to respond in writing to each of the comments contained therein on or before January 14, 2011.  The Company needs the additional time to respond due to upcoming holidays and scheduled vacation and travel plans of various key personnel involved in preparing the Company’s response.

If you have any questions, please do not hesitate to contact me by phone at (919) 468-0399.

Sincerely,

/s/ Timothy L. Krist
Timothy L. Krist
Chief Financial Officer

300 Perimeter Park Drive, Suite A     Morrisville, NC 27560     Telephone 919.468.0399
Facsimile 919.468.0486     www.charlesandcolvard.com